May 27, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Donial Dastgir and Ms. Kayla Roberts

Re:	Verizon ABS II LLC Verizon Master Trust Post-Effective Amendment No. 2 to Registration Statement on Form SF-3 Filed May 7, 2025 File Nos. 333-278415 and 333-278415-01

Dear Mr. Dastgir and Ms. Roberts:

On May 7, 2025, our client, Verizon ABS II LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 2 to Registration Statement on Form SF-3 (the “Revised Post-Effective Amendment”), including a form of prospectus for use in offering asset-backed notes.  On May 21, 2025, we received a letter containing your comment (the “Comment”) to the Revised Post-Effective Amendment.  As of the date hereof and in response to the Comment, the Company is filing with the Commission the Company’s response (the “Response”) to the Comment.

For your convenience, the text of the Comment is presented in bold italics before the Response.

Post-Effective Amendment No. 2 to Registration Statement on Form SF-3

General

1.
We note your response to prior comment 3 and the referenced disclosure. Please confirm that relevant disclosure about the offer and sale of any previously retained notes, along with any associated impacts to Noteholders, will be provided in a timely manner pursuant to Item 7 of Form 10-D and/or other reports filed pursuant to the Securities Exchange Act of 1934, as applicable.

2.
Response:  We hereby confirm, on behalf of the Company, that the Company, in a timely manner, will provide relevant disclosure about the offer and sale of any previously retained notes, along with any associated impacts to Noteholders, pursuant to Item 7 of Form 10-D and/or other reports filed pursuant to the Securities Exchange Act of 1934, as applicable.

Should you have any further questions or comments please contact me at 212‑309‑6260.

Regards,

/s/ Harlyn Bohensky

Harlyn Bohensky

cc:	Karrie Schweikert, Esq., Verizon